Exhibit 12.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our consolidated ratios of earnings to fixed charges for each of the five fiscal years ended December 31, 2006 and the nine months ended September 30, 2007, are as follows:

	Nine months ended September 30, 2007	Year ended December 31,
		2006	2005	2004	2003	2002
	($ in thousands)
Net income (loss)	$218,391	$394,585	$(623,399)	$138,613	$260,629	$157,906
Preferred share dividends	12,893	17,176	2,644	—	—	—
Fixed charges	—	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred share dividends	16.9: 1	23.0: 1	(1)	—	—	—

(1)	Earnings for the year ended December 31, 2005 were insufficient to cover combined fixed charges and preferred share dividends by $626.0 million.